Exhibit 3.11

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION

FOR NEVADA PROFIT CORPORATION

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: TBC Global News Network, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1:

“The name of this corporation is: “InCapta, Inc.”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 31,969,665.

4. Effective date of filing (optional):	October 22, 2015.
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):	/s/ John Fleming
John Fleming, CEO

October 21, 2015.